FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

April 1, 2020

ITEM 3.	NEWS RELEASE

Issued April 1, 2020 and distributed through the facilities of Newsfile (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced a non-brokered private placement of 1.2 million Common shares of the Issuer at a price of $11.75 per share for gross proceeds of $14,100,000 (the “Placement”). Funds from the Placement will be used principally to fund deposits to the Canada Revenue Agency (CRA) which cover potential tax liabilities stemming from re-assessments of its Canadian Exploration Expenses by the CRA as disclosed in the Company’s 2018 and 2019 financial statements. Seabridge has granted the private placee an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact: Rudi Fronk, Chief Executive Officer
Telephone: (416) 367-9292

ITEM 9.	DATE OF REPORT

April 1, 2020

Seabridge Gold Inc.

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS

News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	April 1, 2020

Seabridge Gold Secures $14.1 Million Private Placement

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the “Company” or “Seabridge”) announced today that it has secured a non-brokered private placement from an existing shareholder for 1.2 million common shares of the Company at a price of $11.75 per share for gross proceeds of $14,100,000. No commissions are payable on this transaction.

The private placement is expected to close on or about April 16, 2020 and is subject to customary closing conditions including, but not limited to, the approval of the TSX and the NYSE. The financing is being made by way of private placement in Canada and the issued shares will be subject to a four-month hold period in Canada. Seabridge has granted the private placee an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020.

The main use of proceeds is to make deposits to the Canada Revenue Agency (CRA) which cover potential tax liabilities stemming from re-assessments of its Canadian Exploration Expenses by the CRA as disclosed in the Company’s 2018 and 2019 financial statements. Making the deposits enables Seabridge to proceed with its legal challenge of the CRA. Chairman and CEO Rudi Fronk said: “We have an obligation to reimburse the investors who purchased our flow-through shares and are now going to be subject to re-assessment by the CRA. We intend to honor our obligation to our investors and with this financing we have raised the funds needed to do so without affecting the business of the Company.”

Mr. Fronk noted that the CRA had recently re-assessed Seabridge for an expected $2.15 million and that a re- assessment of flow-through investors for an aggregate of $11.8 million of tax was also expected, all as previously disclosed. “CRA decisions can be appealed to the courts and we intend to do so. We, and our advisors, are very confident that the Canadian Exploration Expense which the CRA has disallowed meets the requirements of the relevant statutes. Moreover, we believe the disallowed expenditures were accrued by us in a manner consistent with similar expenditures accepted by the CRA in previous audits.” Fronk said. The total potential tax reassessments for which Seabridge is liable, if the CRA’s position is fully upheld, is $14 million which is fully provided for in this financing.

This press release is not an offer of common shares for sale in the United States. The common shares may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the US. Securities Act of 1933, as amended (the “U.S. Securities Act”) and applicable U.S. state securities laws. Seabridge will not make any public offering of the securities in the United States. The common shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

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106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43- 101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to planned exploration work at the Company's projects and on the timing of completion of the private placement are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward- looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering, the timing of the closing of the offering, the Company’s confidence that the Canadian Exploration Expense which the CRA has disallowed meets the requirements of the relevant statutes and the extent of Seabridge’s total potential liability relating to CRA’s disallowance of the Company’s Canadian Exploration Expenses. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2019 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net